Press Release
CAE reports first quarter fiscal 2022 results
•Revenue of $752.7 million up 37% vs. $550.5 million in prior year
•EPS of $0.16 vs. negative $0.42 in prior year
•Adjusted EPS(1) of $0.19 ($0.15 excluding COVID-19 government support programs(2)) vs. negative $0.11 (negative $0.24 excluding COVID-19 government support programs) in prior year
•Operating income(3) of $86.2 million vs. loss of $110.3 million in prior year
•Adjusted segment operating income(4) of $98.4 million ($84.8 million excluding COVID-19 government support programs(5)) vs. loss of $2.1 million (loss of $46.5 million excluding COVID-19 government support programs) in prior year
•Concluded US$1.05 billion acquisition of L3Harris Technologies' Military Training business post quarter

Montreal, Canada, August 11, 2021 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $752.7 million for the first quarter of fiscal 2022, compared with $550.5 million in the first quarter last year. First quarter net income attributable to equity holders was $46.4 million ($0.16 per share) compared to a loss of $110.6 million (negative $0.42 per share) last year. Adjusted net income(6) in the first quarter of fiscal 2022 was $55.6 million ($0.19 per share) compared to a loss of $30.3 million (negative $0.11 per share) last year.

Operating income this quarter was $86.2 million (11.5% of revenue), compared to a loss of $110.3 million in the first quarter of fiscal 2021. First quarter adjusted segment operating income was $98.4 million (13.1% of revenue) compared to a loss of $2.1 million last year. Adjusted segment operating income excluding COVID-19 government support programs was $84.8 million (11.3% of revenue) compared to a loss of $46.5 million last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)		Q1-2022	Q1-2021	Variance %
Revenue		$752.7	$550.5	37%
Operating income (loss)		$86.2	$(110.3)	178%
Adjusted segment operating income (loss) (SOI)		$98.4	$(2.1)	4,786%
As a % of revenue	%	13.1%	—
Adjusted SOI excluding COVID-19 government support programs		$84.8	$(46.5)	282%
As a % of revenue	%	11.3%	—
Net income (loss)		$47.3	$(110.0)	143%
Net income (loss) attributable to equity holders of the Company		$46.4	$(110.6)	142%
Basic and diluted earnings per share (EPS)		$0.16	$(0.42)	138%
Adjusted net income (loss)		$55.6	$(30.3)	283%
Adjusted EPS		$0.19	$(0.11)	273%
Adjusted net income (loss) excluding COVID-19 government support
programs (7)		$45.6	$(62.9)	172%
Adjusted EPS excluding COVID-19 government support programs		$0.15	$(0.24)	163%
Order intake(8)		$521.5	$417.1	25%
Total backlog(8)		$7,934.1	$8,550.9	(7%)

“Our positive momentum continued into the new fiscal year and I am pleased with our strong first quarter performance, punctuated by 37% year over year revenue growth and $0.19 of adjusted earnings per share,” said Marc Parent, CAE’s President and Chief Executive Officer. “We made important strategic progress during the quarter, penetrating more share in the Civil training market with two new ten-year exclusive airline training agreements, and two new partnerships with OEMs in the emerging Advanced Air Mobility market. In Defence, we won prime contracts and key positions on major IDIQs that significantly expand CAE's customer base and market reach. Subsequent to the end of the quarter, we announced our $1 billion, five-year research and development program, Project Resilience, to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and artificial intelligence in civil aviation, defence and security and healthcare.”

On CAE’s outlook, Marc Parent added, “we expect continued strong year over year growth in fiscal year 2022, as recovery takes hold in our end markets, we integrate our recent acquisitions and ramp up our cost savings initiatives. The slope of recovery to pre-pandemic levels and beyond continues to depend on the timing and rate at which border restrictions can be safely lifted and normal activities resume in our end markets and in the geographies where we operate. Notwithstanding disparate global vaccination rates and volatile border rules which obscure normal market visibility, we still expect strong growth in Civil, weighted more to the second half. In Defence, we are extremely pleased to have concluded the L3Harris Technologies Military Training business acquisition as early as we did, thereby creating the world's leading platform-agnostic, global training and simulation defence pure play business. COVID-related headwinds persist for international defence business; however, we view them as temporary, and we also expect strong growth in Defence this fiscal year, similarly weighted to the back half. In Healthcare, our outlook is for continued growth involving our core Healthcare training and simulation products. We made several highly strategic moves over the last year-and-a-half to expand CAE’s position and further strengthen the Company. The multi-year outlook for CAE is more compelling than ever, and we expect to deliver superior and sustainable growth and strong free cash flow(9) over the long-term.”

Civil Aviation Training Solutions (Civil)
First quarter Civil revenue was $432.9 million, up 75% compared to the first quarter last year. Operating income was $59.0 million compared to a loss of $97.9 million in the same quarter last year. Adjusted segment operating income was $69.7 million (16.1% of revenue) compared to a loss of $16.2 million in the first quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $64.5 million (14.9% of revenue) compared to a loss of $38.8 million in the same quarter last year. During the quarter, Civil delivered 11 full-flight simulators (FFSs)(10) to customers and first quarter Civil training centre utilization(11) was 56%.

During the quarter, Civil signed training solutions contracts valued at $338.1 million, including contracts for five FFSs sales. Notable training contracts for the quarter include ten-year exclusive aviation training agreements with Scandinavian Airlines (SAS) and WestJet, four-year business aviation training agreements with Journey Aviation and GAMA Aviation and a three-year business aviation training agreement with Avcon Jet AG.

Civil also made progress in the Advanced Air Mobility market with its selection by Jaunt Air Mobility to lead the design and development of the Jaunt Aircraft Systems Integration Lab (JASIL) for the company's new all-electric vertical take-off and landing (eVTOL) aircraft, the Journey aircraft. Civil also announced a strategic partnership with Volocopter to develop, certify and deploy an innovative pilot training program and courseware development for eVTOL operations.

The Civil book-to-sales ratio(8) was 0.78x for the quarter and 0.88x for the last 12 months. The Civil backlog at the end of the quarter was $4.2 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except SEU, FFSs)		Q1-2022	Q1-2021	Variance %
Revenue		$432.9	$248.0	75%
Operating income (loss)		$59.0	$(97.9)	160%
Adjusted segment operating income (loss) (SOI)		$69.7	$(16.2)	530%
As a % of revenue	%	16.1%	—
Adjusted SOI excluding COVID-19 government support programs		$64.5	$(38.8)	266%
As a % of revenue	%	14.9%	—
Order intake		$338.1	$193.5	75%
Total backlog		$4,200.4	$4,541.1	(8%)
Simulator equivalent unit (SEU)(12)		243	246	(1%)
FFSs in CAE’s network (10)		319	304	5%
FFS deliveries		11	2	450%
Utilization rate	%	56%	33	70%

Defence and Security (Defence)
First quarter Defence revenue was $288.2 million, up 3% compared to the first quarter last year. Operating income was $22.6 million compared to a loss of $9.2 million in the same quarter last year. Adjusted segment operating income was $23.7 million (8.2% of revenue) compared to $17.3 million (6.2% of revenue) in the first quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $15.7 million (5.4% of revenue) compared to a loss of $3.3 million in the same quarter last year.

During the quarter, Defence booked orders for $151.8 million, including newly awarded contracts from the U.S. Army to provide a new and upgraded Maritime Integrated Training System. Defence was also awarded a contract from the SOSSEC consortium to design and develop the initial prototype HH-60W virtual reality/mixed reality aircrew trainer for the USAF. Other notable contracts include: continuing to provide upgrades and updates on C-130J training systems for the U.S. Air Force as well as KC-130J training systems for the U.S. Marine Corps; continuing to provide a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft; and continuing to provide management and support to the Royal Australian Air Force aerospace simulators. Defence also received an order to provide a new part-task trainer, a range of updates, and additional training support services for the PC-21 ground-based training system supporting pilot training for the French Air Force (Armée de l'Air).

The Defence book-to-sales ratio was 0.53x for the quarter and 0.87x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $3.7 billion. The Defence pipeline remains strong with some $5.8 billion of bids and proposals pending customer decisions.

Following the end of the quarter, CAE concluded the acquisition of L3Harris Technologies' Military Training business (L3H MT) for US$1.05 billion, subject to customary adjustments, with all regulatory approvals having been obtained and all other closing conditions having been met. Augmented by L3H MT, Defence won key positions on three major indefinite delivery/indefinite quantity contracts (IDIQs) and two noteworthy prime contract wins, including prime positions on the U.S. General Service Administration (GSA) ASTRO IDIQ vehicle, the largest-ever IDIQ contract win in CAE's history, for data operations, aircraft, development and systems integration, support and training pools, providing access to a budget of several billions of dollars over 10 years. In addition, Defence won a prime position on the Multiple Award Task Order Contract (MATOC) IDIQ to provide mission support services to the US Army Futures Command, and it won a position as a key partner to a small business on the National Cyber Range Complex IDIQ. Furthermore, Defence won a competitive prime contract with an expected life cycle value of $90 million USD over eight years to develop simulators and training for U.S. Air Force Joint Terminal Attack Controllers. Defence also won its first three letter agency prime contract, expanding its market penetration into synthetic environment-enhanced multi-domain operational support and training.

Summary of Defence and Security results
(amounts in millions)		Q1-2022	Q1-2021	Variance %
Revenue		$288.2	$280.2	3%
Operating income (loss)		$22.6	$(9.2)	346%
Adjusted segment operating income (SOI)		$23.7	$17.3	37%
As a % of revenue	%	8.2%	6.2
Adjusted SOI excluding COVID-19 government support programs		$15.7	$(3.3)	576%
As a % of revenue	%	5.4%	—
Order intake		$151.8	$201.3	(25%)
Total backlog		$3,733.7	$4,009.8	(7%)

Healthcare
First quarter Healthcare revenue was $31.6 million, up 42% compared to the first quarter last year. Operating income was $4.6 million compared to a loss of $3.2 million in the same quarter last year. Adjusted segment operating income was $5.0 million (15.8% of revenue) compared to a loss of $3.2 million in the first quarter last year. Adjusted segment operating income excluding COVID-19 government support programs was $4.6 million (14.6% of revenue), compared to a loss of $4.4 million in the same quarter last year.

During the quarter, Healthcare released CAE Vimedix 3.2, an advanced software technology that makes Vimedix the industry's first ultrasound simulator with 3D/4D ultrasonography and multiplanar reconstruction for improved fidelity and realism, and re-launched CAE ICCU, a digital portfolio of learning solutions targeting critical-care clinicians for ultrasound education. Additionally, Healthcare continued to provide new tools and training capabilities to meet its customers’ training needs during the COVID-19 pandemic.

Healthcare also partnered with Rush Center for Clinical Skills and Simulation (RCCSS) to enhance healthcare education and improve patient safety, including support for RCCSS simulation research initiatives.

Summary of Healthcare results
(amounts in millions)		Q1-2022	Q1-2021	Variance %
Revenue		$31.6	$22.3	42%
Operating profit (loss)		$4.6	$(3.2)	244%
Adjusted segment operating income (loss) (SOI)		$5.0	$(3.2)	256%
As a % of revenue	%	15.8%	—
Adjusted SOI excluding COVID-19 government support programs		$4.6	$(4.4)	205%
As a % of revenue	%	14.6%	—

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $12.2 million during the first quarter of fiscal 2022 in connection with the previously announced measures to best serve the market by optimizing CAE’s global asset base and footprint, adapting its global workforce and adjusting its business to correspond with expected levels of demand for certain products and services. This brings the total restructuring, integration and acquisition costs incurred since the start of the program in the second quarter of last year to $136.2 million. Related to these measures, CAE expects to incur total restructuring expenses of approximately $50 million in fiscal year 2022. The Company continues to expect significant annual recurring cost savings to ramp up to a run rate of approximately $65 to $70 million by the end of the current fiscal year 2022.

Net cash used in operating activities was $129.1 million for the quarter, compared to $88.4 million in the first quarter last year. Free cash flow was negative $147.6 million for the quarter compared to $92.7 million in the first quarter last year. The decrease was mainly due to higher investments in non-cash working capital, partially offset by an increase in cash provided by operating activities. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tends to see a portion of these investments reverse in the second half.

Income taxes this quarter were $10.3 million, representing an effective tax rate of 18%, compared to 24% for the first quarter last year. The income tax rate was impacted by restructuring costs this quarter, excluding which, the rate would have been 19%. On this basis, the decrease in the tax rate was mainly attributable to a beneficial impact on certain tax assets, partially offset by the change in the mix of income from various jurisdictions.

Growth and maintenance capital expenditures(13) totaled $73.9 million this quarter.

Net debt(14) at the end of the quarter was $1,669.2 million for a net debt-to-capital ratio(15) of 33.9%. This compares to net debt of $1,425.4 million and a net debt-to-capital ratio of 30.7% at the end of the preceding quarter.

Adjusted return on capital employed (ROCE)(16) was 6.7% this quarter compared to 5.0% last quarter and 8.0% in the first quarter last year. Adjusted ROCE excluding COVID-19 government support programs was 5.3% this quarter compared to 3.1% last quarter and 7.4% in the first quarter last year.

CAE's participation in the Government of Canada CEWS program (COVID-19 government support) ceased on June 5, 2021.

Management outlook for fiscal year 2022
CAE is a high technology company at the leading edge in digital immersion. The Company is poised to benefit from how the world is changing in a post-COVID-19 environment and management has adapted its growth strategy to seize on the opportunities presented by this new reality. CAE has made several important moves over the last year-and-a-half to expand its position, including raising approximately $1.5 billion in equity to pursue a pipeline of growth opportunities, including the acquisition of five companies in core and related markets in Civil and the Company’s largest-ever acquisition, namely L3H MT. At the same time as expanding CAE’s reach externally, the Company embarked on enterprise level projects to substantially lower its cost structure and achieve even greater levels of operational excellence, including consolidating its global asset base and innovating digitally enabled processes.

CAE’s adapted strategy and expanded position are well aligned with a post-COVID-19 business and geopolitical landscape, with expected secular trends favorable for all three of the Company’s business segments. Greater desire by airlines to entrust CAE with their critical training and operational support activities, higher expected pilot demand (attrition and crisis-induced career shifts) and strong growth in business jet travel demand are enduring positives for the Civil business. The paradigm shift from asymmetric to near-peer threat and recognition of the sharply increased need for digital immersion-based, synthetic solutions in national defence considerations are tailwinds that favour the Defence business. Healthcare is poised to leverage opportunities presented by a growing nursing shortage and rising demand for Public Safety and Security.

CAE’s customers operate in high stakes, complex environments, and ensuring the highest levels of safety, efficiency and readiness requires innovative approaches rooted in technology. CAE intends to continue making important progress to galvanize its industrial technology leadership, underscored by the recent announcement that it will be investing $1 billion over the next five years in innovation via Project Resilience. This transformation project is intended for CAE to develop the technologies of tomorrow, including digitally immersive solutions using data ecosystems and artificial intelligence in civil aviation, defence & security and healthcare. The project will also allow CAE to position itself as a leader in end-to-end technology, operational support and training solutions for the emerging Advanced Air Mobility market.

The outlook for the Company is more compelling than ever, and it expects to deliver superior and sustainable growth and strong free cash flow over the long-term. The short-term outlook for CAE for fiscal year 2022 is for continued strong year over year growth as recovery takes hold in its end markets, it integrates recent acquisitions and ramps up cost savings initiatives. The slope of recovery to pre-pandemic levels and beyond continues to depend on the timing and rate at which border restrictions can be safely lifted and normal activities resume in CAE's end markets and in the geographies where it and its customers have significant operations. This is especially the case for its Civil business unit, where the Company believes there is considerable pent up demand for air travel. Notwithstanding disparate global vaccination rates and volatile border rules which obscure normal market visibility, the Company still expects strong growth in Civil, with a greater proportion of that growth expected to come in the second half. In Defence, the closing of the L3H MT acquisition provides greater definition to the remainder of fiscal year 2022. Management’s focus will be on the successful integration of L3H MT, establishing CAE as the world's leading platform agnostic, global training and simulation defence pure play business, which is expected to bring increased potential to capture business around the world, accelerated with the expanded capability and customer set the combined entity now possesses. COVID-related headwinds persist for international defence business; however, Management views them as temporary, and expects strong growth overall in Defence this fiscal year, also to be more heavily weighted to the second half. And in Healthcare, the outlook is for continued growth this fiscal year, based off the core Healthcare training and simulation products business.

With several attractive market-led expansion investment opportunities on the horizon, management sees more opportunities to deploy organic capital and has increased expectations for total capital expenditures to now exceed $250 million in fiscal year 2022. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of net income to free cash flow for the year. CAE expects to incur total restructuring expenses of approximately $50 million in fiscal year 2022, and continues to expect significant annual recurring cost savings to ramp up to a run rate of approximately $65 to $70 million by the end of the current fiscal year.

Management’s expectations are based on the prevailing market conditions, the timing and degree of easing of global COVID-19-related mobility restrictions, and customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2021 MD&A.

Corporate Social Responsibility
During the quarter, CAE issued its FY21 Annual Activity and Corporate Social Responsibility (CSR) report, a single source of information in key areas demonstrating how our solutions and activities generate benefits across the three central dimensions of sustainability: economic, environmental and social. In addition to reporting according to the Global Reporting Initiative (GRI), the Carbon Disclosure Project (CDP) and the Task force on Climate-related Financial Disclosures (TCFD), as of FY21, CAE now reports on two industrial categories identified by the Sustainability Accounting Standards Board (SASB).

The report also includes information on CAE’s FY21 achievements, which include becoming the first carbon-neutral Canadian aerospace company and the evolution of its responsible procurement practices by integrating labour, environment and anti-corruption considerations as well as Diversity & Inclusion initiatives into its global strategic sourcing tools and processes. To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended June 30, 2021 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2022
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As a testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with more than 11,000 employees, 180 sites and training locations in over 35 countries.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisition of L3H MT, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts.

Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 11, 2021 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 11, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2022 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition. For additional information, including with respect to other assumptions underlying the forward-looking statements made in the press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2021. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this press release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the year ended March 31, 2021 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2021 MD&A is also available at www.cae.com. Any one or more of the factors set out in CAE’s MD&A may be exacerbated by the growing COVID-19 outbreak and may have a significantly more severe impact on CAE’s business, results of operations and financial condition than in the absence of such outbreak. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);

–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

(1) Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and impairments and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

(2) Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(3) Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

(4) Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

(5) Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance.

(6) Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

(7) Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results.

(8) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(9) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(10) A full-flight simulator (FFS) is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

(11) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(12) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(13) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(14) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(15) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(16) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended June 30	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$59.0	$(97.9)	$22.6	$(9.2)	$4.6	$(3.2)	$86.2	$(110.3)
Restructuring, integration and acquisition costs	10.7	—	1.1	—	0.4	—	12.2	—
Impairments and other gains and losses incurred in
relation to the COVID-19 pandemic	—	81.7	—	26.5	—	—	—	108.2
Adjusted segment operating income (loss) (SOI)	$69.7	$(16.2)	$23.7	$17.3	$5.0	$(3.2)	$98.4	$(2.1)
COVID-19 government support programs	5.2	22.6	8.0	20.6	0.4	1.2	13.6	44.4
Adjusted SOI excluding COVID-19 government
support programs	$64.5	$(38.8)	$15.7	$(3.3)	$4.6	$(4.4)	$84.8	$(46.5)

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2021	2020
Net income (loss) attributable to equity holders of the Company	$46.4	$(110.6)
Restructuring, integration and acquisition costs, after tax	9.2	—
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic, after tax	—	80.3
Adjusted net income (loss)	$55.6	$(30.3)
COVID-19 government support programs, after tax	$10.0	$32.6
Adjusted net income (loss) excluding COVID-19 government support programs	$45.6	$(62.9)

Average number of shares outstanding (diluted)	295.8	265.7

Adjusted EPS	$0.19	$(0.11)
Adjusted EPS excluding COVID-19 government support programs	$0.15	$(0.24)

Reconciliation of free cash flow

(amounts in millions)	Q1-2022	Q1-2021
Cash provided by operating activities*	$135.1	$37.6
Changes in non-cash working capital	(264.2)	(126.0)
Net cash used in operating activities	$(129.1)	$(88.4)
Maintenance capital expenditures	(10.9)	(9.0)
Change in other assets	(8.9)	(1.9)
Proceeds from the disposal of property, plant and equipment	1.8	—
Net (payments to) proceeds from equity accounted investees	(0.5)	0.5
Dividends received from equity accounted investees	—	6.1
Free cash flow	$(147.6)	$(92.7)
* before changes in non-cash working capital

Reconciliation of capital employed and net debt

	As at June 30	As at March 31
(amounts in millions)	2021	2021
Use of capital:
Current assets	$3,091.1	$3,378.6
Less: cash and cash equivalents	(690.5)	(926.1)
Current liabilities	(2,378.4)	(2,633.3)
Less: current portion of long-term debt	229.6	216.3
Non-cash working capital	$251.8	$35.5
Property, plant and equipment	1,976.8	1,969.4
Other long-term assets	3,453.6	3,400.4
Other long-term liabilities	(764.6)	(767.1)
Total capital employed	$4,917.6	$4,638.2
Source of capital:
Current portion of long-term debt	$229.6	$216.3
Long-term debt	2,130.1	2,135.2
Less: cash and cash equivalents	(690.5)	(926.1)
Net debt	$1,669.2	$1,425.4
Equity attributable to equity holders of the Company	3,178.1	3,140.5
Non-controlling interests	70.3	72.3
Source of capital	$4,917.6	$4,638.2

For non-GAAP and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under GAAP, please refer to Section 5 of CAE’s MD&A for the quarter ended June 30, 2021 filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Consolidated Income (Loss) Statement

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2021	2020
Revenue	$752.7	$550.5
Cost of sales	538.9	442.5
Gross profit	$213.8	$108.0
Research and development expenses	23.5	20.1
Selling, general and administrative expenses	105.9	93.9
Other (gains) and losses	(5.7)	96.6
Share of after-tax (profit) loss of equity accounted investees	(8.3)	7.7
Restructuring, integration and acquisition costs	12.2	—
Operating income (loss)	$86.2	$(110.3)
Finance expense – net	28.6	35.1
Earnings (loss) before income taxes	$57.6	$(145.4)
Income tax expense (recovery)	10.3	(35.4)
Net income (loss)	$47.3	$(110.0)
Attributable to:
Equity holders of the Company	$46.4	$(110.6)
Non-controlling interests	0.9	0.6
Earnings (loss) per share attributable to equity holders of the Company
Basic and diluted	$0.16	$(0.42)

Consolidated Statement of Comprehensive Income (Loss)

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2021	2020
Net income (loss)	$47.3	$(110.0)
Items that may be reclassified to net income (loss)
Foreign currency exchange differences on translation of foreign operations	$(37.6)	$(105.9)
Net gain on hedges of net investment in foreign operations	14.4	47.1
Reclassification to income of foreign currency exchange differences	(2.2)	(5.8)
Net (loss) gain on cash flow hedges	(13.8)	30.3
Reclassification to income of losses on cash flow hedges	(3.7)	(5.0)
Income taxes	6.1	(7.4)
	$(36.8)	$(46.7)
Items that will never be reclassified to net income (loss)
Remeasurement of defined benefit pension plan obligations	$3.6	$(123.0)
Net loss on financial assets carried at fair value through OCI	—	(0.1)
Income taxes	(0.9)	32.3
	$2.7	$(90.8)
Other comprehensive loss	$(34.1)	$(137.5)
Total comprehensive income (loss)	$13.2	$(247.5)
Attributable to:
Equity holders of the Company	$12.8	$(245.7)
Non-controlling interests	0.4	(1.8)

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2021	2021
Assets
Cash and cash equivalents	$690.5	$926.1
Restricted funds for subscription receipts deposit	700.4	700.1
Accounts receivable	532.2	518.6
Contract assets	487.1	461.9
Inventories	558.9	647.8
Prepayments	53.3	52.1
Income taxes recoverable	42.4	39.8
Derivative financial assets	26.3	32.2
Total current assets	$3,091.1	$3,378.6
Property, plant and equipment	1,976.8	1,969.4
Right-of-use assets	334.2	308.5
Intangible assets	2,067.2	2,055.8
Investment in equity accounted investees	423.3	422.2
Deferred tax assets	118.6	104.9
Derivative financial assets	12.5	13.2
Other non-current assets	497.8	495.8
Total assets	$8,521.5	$8,748.4

Liabilities and equity
Accounts payable and accrued liabilities	$766.3	$945.6
Provisions	49.7	52.6
Income taxes payable	18.0	16.2
Contract liabilities	569.6	674.7
Current portion of long-term debt	229.6	216.3
Liabilities for subscription receipts	714.4	714.1
Derivative financial liabilities	30.8	13.8
Total current liabilities	$2,378.4	$2,633.3
Provisions	29.6	30.9
Long-term debt	2,130.1	2,135.2
Royalty obligations	145.4	141.8
Employee benefits obligations	225.3	222.2
Deferred tax liabilities	123.1	123.5
Derivative financial liabilities	3.3	3.1
Other non-current liabilities	237.9	245.6
Total liabilities	$5,273.1	$5,535.6
Equity
Share capital	$1,539.5	$1,516.2
Contributed surplus	24.0	22.5
Accumulated other comprehensive income	21.8	58.1
Retained earnings	1,592.8	1,543.7
Equity attributable to equity holders of the Company	$3,178.1	$3,140.5
Non-controlling interests	70.3	72.3
Total equity	$3,248.4	$3,212.8
Total liabilities and equity	$8,521.5	$8,748.4

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$46.4	$46.4	$0.9	$47.3
Other comprehensive (loss) income	—	—	—	(36.3)	2.7	(33.6)	(0.5)	(34.1)
Total comprehensive (loss) income	—	$—	$—	$(36.3)	$49.1	$12.8	$0.4	$13.2
Exercise of stock options	933,943	23.3	(3.1)	—	—	20.2	—	20.2
Share-based payments expense	—	—	4.6	—	—	4.6	—	4.6
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at June 30, 2021	294,289,406	$1,539.5	$24.0	$21.8	$1,592.8	$3,178.1	$70.3	$3,248.4

	Attributable to equity holders of the Company
Three months ended June 30, 2020	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2020	265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net (loss) income	—	$—	$—	$—	$(110.6)	$(110.6)	$0.6	$(110.0)
Other comprehensive loss	—	—	—	(44.4)	(90.7)	(135.1)	(2.4)	(137.5)
Total comprehensive loss	—	$—	$—	$(44.4)	$(201.3)	$(245.7)	$(1.8)	$(247.5)
Exercise of stock options	149,850	2.5	(0.3)	—	—	2.2	—	2.2
Share-based payments expense	—	—	6.3	—	—	6.3	—	6.3
Balances as at June 30, 2020	265,769,477	$682.0	$32.9	$148.8	$1,388.8	$2,252.5	$86.8	$2,339.3

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2021	2020
Operating activities
Net income (loss)	$47.3	$(110.0)
Adjustments for:
Depreciation and amortization	71.1	85.6
Impairment of non-financial assets	2.3	98.7
Share of after-tax (profit) loss of equity accounted investees	(8.3)	7.7
Deferred income taxes	(1.3)	(37.1)
Investment tax credits	(9.5)	(5.2)
Share-based payments expense	(8.7)	4.6
Defined benefit pension plans	6.8	4.9
Other non-current liabilities	(2.3)	1.0
Derivative financial assets and liabilities – net	20.3	(34.6)
Other	17.4	22.0
Changes in non-cash working capital	(264.2)	(126.0)
Net cash used in operating activities	$(129.1)	$(88.4)
Investing activities
Business combinations, net of cash acquired	$(16.0)	$—
Additions to property, plant and equipment	(73.9)	(18.0)
Proceeds from disposal of property, plant and equipment	1.8	—
Additions to intangible assets	(19.3)	(17.8)
Net (payments to) proceeds from equity accounted investees	(0.5)	0.5
Dividends received from equity accounted investees	—	6.1
Other	(2.4)	(0.1)
Net cash used in investing activities	$(110.3)	$(29.3)
Financing activities
Net repayment from borrowing under revolving credit facilities	$—	$(439.0)
Proceeds from long-term debt	6.7	6.3
Repayment of long-term debt	(7.9)	(5.7)
Repayment of lease liabilities	(12.6)	(19.2)
Net proceeds from the issuance of common shares	20.2	2.2
Other	—	(0.7)
Net cash provided by (used in) financing activities	$6.4	$(456.1)
Effect of foreign currency exchange differences on cash and cash equivalents	$(2.6)	$(9.4)
Net decrease in cash and cash equivalents	$(235.6)	$(583.2)
Cash and cash equivalents, beginning of period	926.1	946.5
Cash and cash equivalents, end of period	$690.5	$363.3

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility 1-514-340-5536, helene.v.gagnon@cae.com